FROM

      The Chubb Corporation
      15 Mountain View Road, P.O. Box 1615, Warren, New Jersey 07061-1615

      CHUBB CORPORATION COMPANIES: Chubb & Son, a division of Federal Insurance Company - Federal Insurance Company - Vigilant Insurance Company - Great Northern Insurance Company - Pacific Indemnity Company - Northwestern Pacific Indemnity Company - Texas Pacific Indemnity Company - Chubb Insurance Company of Canada - Chubb Compagnie d'Assurances, S.A. - The Chubb Insurance Company of Australia Limited - Chubb Insurance Company of Europe


      CHUBB EXPECTS FOURTH QUARTER EARNINGS OF $.90 PER SHARE


      WARREN, N.J., January 18, 1999 -- The Chubb Corporation announced today that it expects its operating earnings for the fourth quarter of 1998 to be approximately $.90 per share. Full year 1998 earnings are expected to be approximately $3.80 per share before the $.15 per share restructuring charge taken in the first quarter. Chubb expects to report a combined ratio of 99.8% for the year. In 1997, Chubb reported operating earnings of $1.01 per share for the fourth quarter and $4.00 per share for the full year.

      Dean O'Hare, chairman and chief executive officer, said that inadequate pricing in standard commercial lines continued to undermine profitability in the fourth quarter. Personal and specialty commercial lines continued to produce exceptionally good results with double-digit profit margins.

      Mr. O'Hare said that aggressive steps to address the underpriced book of standard commercial business are resulting in higher prices or the removal of unprofitable business and that the positive impact of these pricing actions will be reflected in the 1999 calendar year as renewals are implemented.

      Chubb also announced that in the fourth quarter of 1998 it repurchased
1.1 million shares of its common stock in the open market and that it will continue to pursue its share repurchase program in 1999.


For further information contact:   Gail E. Devlin
                                   908-903-3245

                                   Glenn A. Montgomery
                                   908-903-2365